UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

UMAMI SUSTAINABLE SEAFOOD INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

904074101

(CUSIP Number)

Bradley Kent Edmister

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904074101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS DAITO GYORUI CO., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage owned is based on 59,515,543 shares of common stock outstanding as of November 21, 2012, as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012.

Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to common stock, par value $0.001 per share (the “Common Stock”), of Umami Sustainable Seafood Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive office is located at 1230 Columbia St., Suite 440, San Diego, CA 94089.

Item 2. Identity and Background

(a-f) This Schedule 13D is being filed by Daito Gyorui Co., Ltd. (“Daito”), a Japanese public company listed on the Tokyo Stock Exchange. Daito’s principal place of business is at 2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo, Japan 104-8436. Daito is a global distributor of fresh and frozen seafood and processed marine products.

Approximately 51% of the outstanding shares of capital stock are owned by Maruha Nichiro Holdings, Inc. (“Maruha Nichiro”), a Japanese public company listed on the Tokyo Stock Exchange, and its affiliates. As a result, Maruha Nichiro may be deemed to have the power to direct the voting of the Common Stock owned by Daito and therefore may be deemed the beneficial owner of the Common Stock held of record by Daito. Maruha Nichiro disclaims beneficial ownership of such Common Stock. Maruha Nichiro’s principal place of business is at 2-20, 3-Chome, Toyosu, Koto-ku, Tokyo, Japan. Maruha Nichiro is a global food products distributor.

During the last five years, neither Daito nor Maruha Nichiro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Daito nor Maruha Nichiro has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Current information concerning the identity and background of the directors and executive officers of each of Daito and Maruha Nichiro is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. To the best of Daito’s and Maruha Nichiro’s knowledge, during the past five years, none of the directors and officers identified on Annex A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 21, 2011, Daito, as creditor, and Atlantis Kabushiki Kaisha (“AKK”), as obligor, and Atlantis Group hf (“Atlantis”) entered into a Loan Agreement (the “Loan Agreement”) pursuant to which the obligor owed a principal amount of 2,706,291,000 JPY to Daito. The obligations of AKK under the Loan Agreement were secured by a pledge of 13,000,000 shares of the Common Stock held by Atlantis. Daito acquired the 13,000,000 shares of Common Stock on December 20, 2012 upon delivery of notice of foreclosure on such pledge as a result of the breach by AKK and Atlantis of certain obligations thereunder.

Page 4 of 5 Pages

Item 4. Purposes of Transactions

The information contained in Item 3 above is incorporated herein by reference. Daito acquired 13,000,000 shares of the Common Stock upon foreclosure of the pledge described above.

Daito intends to review its investment in the Issuer from time to time and, depending upon market conditions and other factors that Daito may deem material in making its investment decision, Daito may purchase Common Stock in open market or private transactions, sell all or any portion of the Common Stock currently owned or hereafter acquired by it, either in open market or private transactions, or take other steps to increase or decrease or hedge its investment in the Issuer.

Except as described above, Daito and the other persons named in Item 2 above currently have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	On December 20, 2012, Daito acquired 13,000,000 shares of the Common Stock upon foreclosure of the pledge described in Item 3 above. Such shares constitute approximately 21.8% of the total number of shares of Common Stock of the Issuer outstanding as of November 21, 2012, as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012. Except for such shares, neither Daito nor any of the other persons identified in Item 2 above own any shares of Common Stock.

(b)	Daito has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 13,000,000 shares of the Common Stock described in (a) above.

(c)	Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by any of the persons identified in Item 2 above.

(d)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Not applicable.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2012

DAITO GYORUI CO., LTD.

By:	/s/ Nobuyuki Aoki
Name: Nobuyuki Aoki
Title: President

ANNEX A

Certain Information Regarding Directors and Executive Officers of

Daito Gyorui Co., Ltd. and Maruha Nichiro Holdings, Inc.

Daito Gyorui Co., Ltd.

Directors and Executive Officers

Each of the following individuals is a director of Daito Gyorui Co. Ltd. In addition, each director exercises the responsibility and authority of persons deemed “executive officers” under the Exchange Act. There are no persons who are “executive officers” of Daito Gyorui Co. Ltd. within the meaning of the Exchange Act who are not also directors.

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship
Nobuyuki Aoki	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Representative Director, President	Japanese

Koji Ogata	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Hiromi Kunishi	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Teruhisa Katada	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Mitsuho Sakata	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Masaaki Otake	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Masami Uchida	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Hisashi Shimizu	2-1, 5-Chome, Tsukiji, Chuo-ku, Tokyo	Daito Gyorui Co., Ltd.	Corporate Director	Japanese

Masayuki Nakajima	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Seafoods, Inc	Corporate Director	Japanese

Maruha Nichiro Holdings, Inc.

Directors and Executive Officers

Each of the following individuals is a director of Maruha Nichiro Holdings, Inc. In addition, each director exercises the responsibility and authority of persons deemed “executive officers” under the Exchange Act. There are no persons who are “executive officers” of Maruha Nichiro Holdings, Inc. within the meaning of the Exchange Act who are not also directors.

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship
Toshio Kushiro	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Representative Director, President	Japanese

Shigeru Ito	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Representative Director	Japanese

Michirou Sakai	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Representative Director	Japanese

Hiroshi Imamura	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Corporate Director	Japanese

Akinori Murata	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Corporate Director	Japanese

Jun Watanabe	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Corporate Director	Japanese

Wataru Nemoto	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Corporate Director	Japanese

Chihiro Mitamura	2-20, 3-Chome, Toyosu, Koto-ku, Tokyo	Maruha Nichiro Holdings, Inc.	Corporate Director	Japanese

Yoshiro Nakabe	6-3, Ichigayadaimachi, Shinjuku-ku, Tokyo	Daitoh Trading Co., Ltd.	President	Japanese

Atsushi Nagano	1-12-32, Akasaka, Minato-ku, Tokyo	Nishimura & Asahi LPC	Attorney	Japanese